October 16, 2020

VIA EDGAR

Mr. John Hodgin, Petroleum Engineer

Mr. Ethan Horowitz, Accounting Branch Chief

Division of Corporate Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Staff of the Division of Corporate Finance, Office Energy & Transportation

Re: Vista Oil and Gas, S.A.B. de C.V.

Form 20-F for the Fiscal Year Ended December 31, 2019

Filed April 30, 2020

File No. 001-39000

Dear Mr. Hodgin and Mr. Horowitz:

By letter delivered October 2, 2020, you provided comments of the staff of the Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the fiscal year ended December 31, 2019 filed on April 30, 2020 (the “Form 20-F”) by Vista Oil and Gas, S.A.B. de C.V. (“Vista” or the “Company”) and to our response letter dated September 28, 2020. The Company is submitting herewith via EDGAR responses to the Staff’s comments.

For ease of reference, the text of the Staff’s comments is set forth in full in this letter in boldface type and our responses are immediately below.

Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2019

Information on the Company

Oil and Natural Gas Reserves

Reserves, page 83

1.

We have read your response to prior comment 1, relating to the disclosure of an explanation for the material changes that occurred in your proved undeveloped reserves, and note that the illustration of your proposed expanded disclosure does not identify the reason(s) for the change attributed to revisions in the previous estimates of your proved undeveloped reserves. Expand your disclosure to reconcile the overall

Office of Energy & Transportation

October 16, 2020

change in the line item by separately identifying and quantifying the net amount attributable to each factor, including offsetting factors, underlying a material change so that the change in net reserves between periods is fully explained. In particular, disclosure relating to revisions in previous estimates should identify such individual underlying factors as changes caused by commodity prices, well performance, improved recovery, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

Response: We acknowledge the Staff’s comment, and in response, we respectfully advise the Staff that the information set forth below expands our disclosure in relation to the revisions of previous estimates of our proved undeveloped reserves.

The increase of 0.1 million barrels of oil equivalent (MMboe) reported as attributable to revisions of previous estimates is mainly driven by an increase of 0.3 MMboe in the Entre Lomas concession due to an improvement in well performance in the Punta Rosada formation. Such increase was partially offset by a decrease of 0.2 MMboe in the Charco del Palenque and 25 de Mayo—Medanito concessions due to negative well performance leading to an adjustment in type well.

Notes to the Consolidated Financial Statements

Note 35. Supplementary Information on Oil and Gas Activities (Unaudited)

Estimated Oil and Gas Reserves, page F-108

2.

We have read your response to prior comment 4, relating to the disclosure of an explanation for the significant changes that occurred in your total proved reserves, and note that the illustration of your proposed expanded disclosure is limited to an explanation of the changes for the period ending December 31, 2019. Expand your disclosure to also provide an explanation for the significant changes in total proved reserves for each line item shown in the reserves reconciliation, other than production, for each of the periods presented (e.g., the periods ending December 31, 2019, 2018 and 2017 in your 2019 annual report). Refer to the disclosure requirements in FASB ASC 932-235-50-5 and Item 302(b) of Regulation S-K, respectively.

Response: We acknowledge the Staff’s comment, and in response thereto, we have expanded the information in Note 35 to the consolidated financial statement included in our Form 20-F as set forth below. In addition, for the FY2020 in our upcoming Form 20-F, and in any other future filings, we undertake to expand the discussion to include a more detailed explanation of the changes in the line items under “Note 35. Supplementary Information on Oil and Gas Activities—Estimated Oil and Gas Reserves” in our consolidated financial statements.

Material changes in proved reserves during 2018

Revisions of previous estimates

There was a reduction of proved reserves of 0.6 million barrels (MMbbl) of crude oil, condensate and natural gas liquids, and an increment of 7.5 billion cubic feet (Bcf) of consumption plus natural gas sales, in each case related to the revision of previous estimates. Material increments were related to well performance in the following concessions: Entre Lomas (-0.7 MMbbl and +8.0 Bcf) and Agua Amarga (+0.1 MMbbl and -0.5 Bcf).

Office of Energy & Transportation

October 16, 2020

Extensions and discoveries

The material increment of 4.0 MMbbl and 34.2 Bcf in proved reserves is related to the Vaca Muerta shale oil development in the Bajada del Palo Oeste, Bajada del Palo Este and Coirón Amargo Sur Oeste concessions. The increment in Bajada del Palo Oeste (+1.9 MMbbl and +1.3 Bcf) is related to the first shale oil 4-well pad, which was drilled but not completed by year-end. The increment in Coirón Amargo Sur Oeste (+1.2 MMbbl and +0.6 Bcf) is related to the first well drilled and completed in the concession, booked as proved developed reserves, plus the neighboring pads booked as proved undeveloped reserves.

Additionally, there was an increment related to the extension of the Bajada del Palo Oeste and Bajada del Palo Este concession contracts, which generated additional reserves for the period between September 2025 and November 2053 (+0.9 MMbbl and +32.3 Bcf).

Purchases of proved reserves in place

Addition of reserves as of December 2018 (net from the consumption from the date of the purchase to the end of 2018) totaled 21.1 MMbbl and 41.3 Bcf, and relate to purchases of proved reserves by the Successor during 2018 in connection with the Initial Business Combination, as set forth below:

•	Entre Lomas, Charco del Palenque, Jarilla Quemada and Bajada del Palo blocks: purchase of an additional 26.85% working interest (5.1 MMbbl and 23.9 Bcf)

•	25 de Mayo-Medanito, Jagüel de los Machos: purchase of 100% of the blocks (15.4 MMbbl and 13.8 Bcf)

•	Coirón Amargo Norte: purchase of 55% working interest (0.6 MMbbl and 0.9 Bcf)

•	Acambuco field: purchase of 1.5% working interest (2.7 Bcf).

Material changes in proved reserves / technical volumes during 2017

Revisions of previous estimates

There was a reduction of proved reserves/ technical volumes of crude oil, condensate and natural gas liquids of 2.1 MMbbl and an increment of 14.4 Bcf of consumption plus natural gas sales related to the revision of previous estimates. Material increments were related to well performance in the following concessions: Entre Lomas (-0.5 MMbbl and +1.8 Bcf), Bajada del Palo (-1.3 MMbbl and +14.5 Bcf), and Agua Amarga (-0.3 MMbbl and -1.9 Bcf).

As indicated in page F-108 to Form 20-F, “technical volumes” are defined as the Predecessor’s net (at working interest) reserves volumes.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the 20-F and that the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

Office of Energy & Transportation

October 16, 2020

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at +54 9 11 5053 1833 or Andrés de la Cruz at +1 212 225 2208 or Emilio Minvielle at +54 11 5556 8922, both of Cleary Gottlieb Steen & Hamilton LLP.

Very truly yours,
/s/ Pablo Manuel Vera Pinto
Pablo Manuel Vera Pinto
Chief Financial Officer

cc:	Andrés de la Cruz, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Emilio Minvielle, Esq.
Cleary Gottlieb Steen & Hamilton LLP

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